

June 17, 2015

<u>Via E-mail</u>
Ezra Green
Chief Executive Officer
Spiral Energy Tech., Inc.
5510 Merrick Road
Massapequa, NY 11758

> **Re: Spiral Energy Tech., Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed June 12, 2015**
> **File No. 333-183360**

Dear Mr. Green:

We have reviewed your registration statement and have the following comments.

General

1. Please amend to provide the information required by Item 304 of Regulation S-K, changes in and disagreements with accountants on accounting and financial disclosure, including the Exhibit 16 letter, as applicable. See Item 11(i) of Form S-1.

Management's Discussion and Analysis . . ., page 11

2. We note your supplemental response to comment 17 of our letter dated March 10, 2015 and comment 11 of our letter dated May 29, 2015. It is unclear how management arrived at an estimate of the amount needed to implement the company's business plan over the next 12 months if the steps needed to implement and complete the business plan are unknown at this time, as indicated in your response to comment 17. Please revise your disclosure to further elaborate on the specific engineering, programming, testing, patenting activities you refer to on page 16, and any other specific or concrete steps in the company's business plan that you expect to take within the next year. For example, disclosure on page 21 suggests that you intend to continue to obtain certifications and take steps necessary for a UL or ETL listing for XTRAX in 2015. This is only an example, and would not appear to account for the $1.5 million in funding that you estimate is necessary to carry out your business plan in the next 12 months, but may be a part of the disclosure that you should include in discussing the implementation of your business plan in response to this comment.

Results of Operations, page 13

3. We note your response to comment 9 of our letter dated May 29, 2015. Please tell us supplementally where the $77,500 of management fees paid to your executive officer in the first quarter of 2014 is included in the summary compensation table on page 23. As requested in our earlier comment, please also clarify why management fees paid your executive officer decreased in the three months ended March 31, 2015 as compared to three months ended March 31, 2014.

SkyPorts Drone Support Technology, page 17

4. We note your supplemental response to comment 14 of our letter dated May 29, 2015 that you have only a proposal, not a contract, with A.C.C. Systems. Your disclosure that you "have engaged ACC to be [your] project manager" may suggest otherwise. Please revise to clarify that you only have a proposal from ACC for project management services.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact at Jenn Do at (202)551-3743 or Terence O'Brien at (202)551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Leah Hutton, Esq. (*via E-mail*)
        Nason, Yeager, Gerson, White & Lioce, P.A.